                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

                     MITSUI & CO. TO BECOME 20% SHAREHOLDER
                      IN QUINTILES TRANSNATIONAL JAPAN K.K.

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of June 23, 2004


Commission File Number 09929

                               MITSUI & CO., LTD.
                 -----------------------------------------------
                 (Translation of registrant's name into English)


             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                      Form 20-F [X]   Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                           Yes [ ]  No [X]




If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: June 23, 2004

                                              MITSUI & CO., LTD.


                                              By: /s/ Tasuku Kondo
                                                 -------------------------------
                                                 Name:  Tasuku Kondo
                                                 Title: Executive Director
                                                        Executive Vice President
                                                        Chief Financial Officer


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                                                                   June 23, 2004
For immediate release

                                                              Mitsui & Co., Ltd.

                     MITSUI & CO. TO BECOME 20% SHAREHOLDER
                      IN QUINTILES TRANSNATIONAL JAPAN K.K.

Mitsui & Co., Ltd. ("Mitsui") has agreed with Quintiles Transnational Corp. ("Quintiles") and Quintiles Transnational Japan K.K.("Quintiles Japan"), a wholly-owned subsidiary of Quintiles, that Mitsui will become a 20% shareholder in Quintiles Japan in a transaction designed to accelerate Quintiles Japan's growth and expand Quintiles and Mitsui's strategic alliance capabilities in pharmaceuticals, biotechnology and healthcare.

Mitsui will acquire the 20% interest in Quintiles Japan by purchasing newly issued common and preferred shares from Quintiles Japan as well as common shares from Quintiles. Mitsui's payment for the Quintiles Japan shares will be in the amount of approximately 8.7 billion yen, with Quintiles having the ability to receive up to an additional 1.9 billion yen based on Quintiles Japan's future financial performance. The transaction is subject to satisfaction of customary contractual conditions and closing is anticipated to occur shortly.

Quintiles helps improve healthcare worldwide by providing a broad range of professional services, information and partnering solutions to the pharmaceutical, biotechnology and healthcare industries. Headquartered near Research Triangle Park, North Carolina, Quintiles has offices in 50 countries and is the world's leading pharmaceutical services organization. Mitsui is also an equity owner in Pharma Services Holding, Inc., the parent company of Quintiles Transnational Corp.

Mitsui intends to become an important partner for Quintiles Japan by contributing both tangible and intangible business resources such as its vast network of customers and business partners and effective expertise to develop strategic customer alliances and generate new investment opportunities in Japan. Mitsui's aim is to benefit through profitable returns on its equity investments by helping Quintiles Japan to implement its aggressive plans for growth. This transaction fits well with Mitsui's goal to invest in first-rate international companies in the healthcare and service sectors and, in particular, to enhance those companies' Japanese operations.

As part of this transaction, Mitsui is expected to nominate two directors (one of whom will be unaffiliated with Mitsui) to a seven-member Quintiles Japan Board and to provide corporate development assistance to Quintiles Japan through the addition of one of its executives with extensive corporate development experience to the Quintiles Japan management team.



                                               Inquiries should be addressed to:
                                               Corporate Communications Division
                                                      Telephone: +81-3-3285-7596
                                                                              Or
                                                     Investor Relations Division
                                                              Mitsui & Co., Ltd.
                                                      Telephone: +81-3-3285-7910
                                                      Facsimile: +81-3-3285-9819